News Releases 14 June 2001

Reuters Transfers Management of Greenhouse Fund to New Fund Management Company

No: 17/01

London – Reuters, the global information, news and technology group, is transferring the management of its corporate venture fund, the Greenhouse Fund, to RVC, a newly-formed and independent fund management company.

RVC is being set up by John Taysom (Founder and co-Chief Executive of Reuters Greenhouse Fund) and David Lockwood (co-Chief Executive), together with 17 colleagues, who are leaving Reuters to join the new company. Sir David Walker, Senior Adviser to Morgan Stanley International, will become non-executive Chairman of RVC.

This action enables Reuters to retain the benefit of RVC’s expertise, in relation to the Greenhouse Fund portfolio and RVC’s new funds, whilst allowing the RVC management to develop a larger venture funds business.

In addition to managing the Reuters Greenhouse portfolio, RVC, which has offices in London, San Francisco and Palo Alto, will raise new venture funds to focus on start-ups in Europe and North America. It will seek funds from companies interested in investing in developments in information technology and from financial investors attracted by the track record of RVC’s management team.

Reuters will invest in the first new fund planned by RVC with an option to participate in any other funds raised by the new company. In addition Reuters will continue to make appropriate follow-on investments in companies in its Greenhouse portfolio.

Reuters Greenhouse Fund has invested $443 million in 83 private companies and 14 venture funds since its inception in 1995. Seventeen of the companies have had Initial Public Offerings and a further seven have undergone trade sales. The Fund has raised $326 million in cash from these transactions, of which $51 million relates to the second quarter 2001.

The Greenhouse Fund currently has holdings in 17 quoted companies, valued at $41 million. It also has investments in 59 unlisted companies as well as the 14 venture funds made at a cost of $349 million. Net investment is $76 million (total cash invested less cash realised less the value of the publicly quoted portfolio).

Peter Job, Reuters Chief Executive, said: “Under the Board level guidance of Rob Rowley as Finance Director and later as Chief Executive Reuterspace, the Greenhouse Fund has achieved excellent returns by making focussed technology investments earlier than other people and realising their value over time. Future returns for Reuters will come from realisation of value from the unquoted portfolio. We are confident that the Fund can continue to demonstrate its ability to pick winners for us as investments mature over the next two or three years. It is now time to give John, David and their team the independence and scope to find other sources of finance to expand a financially rewarding method of funding innovation.”

End

Contacts

Peter Thomas/Adrian Duffield Corporate Relations - UK	Tel: +44 (0) 20 7542 4890/4728
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby Corporate Communications - USA	Tel: +1 646-223-5220/5223
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries. Reuters celebrates its 150th anniversary this year.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

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